Mail Stop 3-8

      							 June 13, 2005




By Facsimile and U.S. Mail

Mr. Jackson E. Reasor
President and Chief Executive Officer
Old Dominion Electric Cooperative
4201 Dominion Boulevard
Glen Allen, VA 23060

      Re:    Old Dominion Electric Cooperative
      	Form 10-K for the Year Ended December 31, 2004
                Filed March 23, 2005
      	File No.  0-50039

Dear Mr. Reasor:

	We have reviewed your response dated May 20, 2005 to our
comment
letter dated April 11, 2005 and have the following additional
comments.   Please understand that the purpose of our review is to
assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. Feel free to call us at the telephone numbers listed at the end of this letter. Form 10-K for the Year Ended July 31, 2004

Consolidated Statements of Cash Flow, page 53
1. We note your response to comment 5 in our letter dated April
11,
2005. Please tell us the amount amortized for the Allowance for Equity Funds Used During Construction in the three years ended December 31, 2004. Please advise or present the amounts separately in your statements of revenue, expenses and patronage capital and cash flows in future filings.

Notes to Consolidated Financial Statements, page 54
Note 1- Summary of Significant Accounting Policies, page 54
General, page 54

2. We note your response to comment 6 in our letter dated April
11,
2005.  In your expanded disclosure for the head-lease and
leaseback
arrangements, please advise or revise future filings to include disclosures for extinguished liabilities as set forth in paragraph 17 of SFAS No. 140 and financing leases as required by paragraph 23 of
SFAS No. 13. Further, please explain your characterization of the net cash received from both transactions as a gain. In this regard, we note the payment to the payment undertaker represented a portion of the periodic rent obligations under the leaseback.

	Please send us your response to our comment within 10 business days from the date of this letter or tell us when you will provide us with a response. Please understand that we may have additional comments after reviewing your response to our comments. Your supplemental response letter should be submitted in electronic form on EDGAR as a correspondence file. Refer to Rule 101(a) of Regulation S-T.

		If you have any questions regarding our comments, please direct them to Brian V. McAllister at (202) 551-3341 or, Donna Di
Silvio at (202) 551-3202, or in her absence to the undersigned at
(202) 551-3841.


									Sincerely,



									Michael Moran
									Accounting Branch
Chief
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Mr. Jackson E. Reasor
Old Dominion Electric Cooperative
June 13, 2005
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